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                                                                    Exhibit 99.1
[LOGO of BERMUDA STOCK EXCHANGE]
                                                                   Media Release

For Immediate Release

Bank of Bermuda Continues Share Buyback

Hamilton, Bermuda: 4 June 2002 - The Bank of Bermuda Limited has advised the Bermuda Stock Exchange (BSX) that in May the Company bought back a total of 161,600 of its common shares at an average price of $46.86 per share.


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For more information on the Bermuda Stock Exchange (BSX), contact Joanne DeRoza at 1-441-292-7212 or jderoza@bsx.com. Information is also available at www.bsx.com, on Bloomberg at BSX (GO), and on Reuters at THE BSX.

The BSX was founded in 1971 and is the world's leading fully electronic offshore securities market. The BSX lists equities, mutual funds and bonds, as well as depository receipts. The Exchange is recognized by the SEC as a "DOSM" (Designated Offshore Securities Market) and is a full member of the World Federation of Exchanges.








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                                                                     www.bsx.com